UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATIO[redacted]

March 11, 2004

Act	34
Section	15
Rule	15c 3-3
Public Availability	3-25-04

Mr. Alessio C. Blangiardo
NY Regulatory Reporting Group
Banc of America Securities LLC
100 West 33rd Street
New York, NY 10001

Re: Application to Establish an Omnibus Account

Dear Mr. Blangiardo:

We have received your letter, dated March 8, 2004, in which you request on behalf of Banc of America Securities LLC ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about April 26, 2004, the Applicant will begin acquiring the customer accounts of SF Investments, which currently clears through Bear Stearns ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account will be gradually reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Lisa Gallagher, NYSE

TKM/edh

Banc of America Securities

Fax Cover Sheet

To:	David Hwa
Company:	Securities and Exchange Commission
Telephone number:	202-942-0147
Fax number:	202-942-9553
Date:	March 8, 2004
From:	Alessio C. Blangiardo
Department:	NY Regulatory Reporting Group
Telephone number:	646-733-4145
Fax number:	212-230-8426
Number of pages including this cover sheet:	2
If transmission problems occur, please call:	646-733-4210

Message:

I am forwarding an application for SEC approval regarding the establishment of a control location. Please return via fax indicating SEC approval of this control location. Thank you in advance for your assistance regarding this matter.

Banc of America Securities

Banc of America Securities LLC
NY1-509-03-09
100 West 33rd Street
New York, NY 10001

March 8, 2004
Division of Market Regulation
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Dear Madam or Sir:

Pursuant to sub paragraph (c) (6) / 06 of Rule 15c3-3 under the Securities and Exchange Act of 1934, we are applying for recognition of a control location for an "omnibus account" used to facilitate the prompt and orderly transfer of customer accounts in bulk from one broker-dealer to another. In making this application we realize our obligations explained by said rule, and make the following representations in regards to this account:

1) The books and records of the receiving broker-dealer will reflect the customer securities positions and money balances previously held by the delivering broker-dealer;

2) The books and records of the receiving broker-dealer will reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the delivering broker-dealer;

3) The receiving broker-dealer assumes the responsibility to clear all transactions in the customer accounts being transferred;

4) The delivering broker-dealer will provide the receiving broker-dealer with written assurance that: (i) for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities to the receiving broker-dealer.

The conversion for the below referenced client will begin on 04/26/2004 for all positions / monies held on the books of Bear Stearns on behalf of SF Investments c/o/b 04/23/2004.

Control Location	Principal Place of Business	Regulatory Body	Address of Regulatory Body
Incoming Conversion A/C SF Investments/Bear Stearns A/C:098-00352-16	100 West 33rd Street New York, N.Y. 10001-2900	Securities and Exchange Commission	Division of Market Regulation Securities and Exchange Commission 450 5th Street, NW Washington, DC 20549

Sincerely,

Alessio Blangiardo
NY Regulatory Reporting Group
Banc of America Securities, L.L.C.
(646) 733-4145

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9960
CONNECTION TEL	6467334375
CONNECTION ID	
ST. TIME	03/08 16:01
USAGE T	00'44
PGS.	2
RESULT	OK